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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. )

					Waste Connections, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						941053100
					   (CUSIP Number)

					Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	(Name, Address and Telephone Number of Person Authorized to
				Receive Notices and Communications)

					January 19, 1999
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of